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Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the
Three Months Ended May 1, 2004 and May 3, 2003
and for the Five Years Ended January 31, 2004

(Millions of Dollars)

	Three Months Ended		Fiscal Year Ended
	May 1, 2004	May 3, 2003	Jan. 31 2004	Feb. 1 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings	$438	$349	$1,841	$1,654	$1,368	$1,264	$1,144
Income taxes	266	214	1,119	1,022	839	789	725

Total earnings	704	563	2,960	2,676	2,207	2,053	1,869

Fixed charges:
Interest expense	147	145	572	614	519	467	482
Interest portion of rental expense	21	18	84	71	68	77	69

Total fixed charges	168	163	656	685	587	544	551

Less:
Capitalized interest	(2)	(2)	(8)	(13)	(33)	(31)	(16)

Fixed charges in earnings	166	161	648	672	554	513	535

Earnings available for fixed charges	$870	$724	$3,608	$3,348	$2,761	$2,566	$2,404

Ratio of earnings to fixed charges	5.18	4.44	5.50	4.89	4.70	4.71	4.36

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$168	$163	$656	$685	$587	$544	$551
Dividends on preferred stock (pre-tax basis)	—	—	—	—	—	—	29

Total fixed charges and preferred stock dividends	168	163	656	685	587	544	580

Earnings available for fixed charges and preferred stock dividends	$870	$724	$3,608	$3,348	$2,761	$2,566	$2,404

Ratio of earnings to fixed charges and preferred stock dividends	5.18	4.44	5.50	4.89	4.70	4.71	4.15

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  Exhibit 12
Computations of Ratios of Earnings to Fixed Charges and Ratios of Earnings to Fixed Charges and Preferred Stock Dividends